33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

04046705

RECEIVED

2004 DEC 13 A 11: 59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 8, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The ~~Chuo~~ Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Business Results for the First Half of Fiscal Year Ended September 30, 2004

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

RECEIVED
2004 DEC 13 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Settlement Administration Department
Attn: Yusuke Hosokawa
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-1056

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Settlement Administration Department

Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2004 <Consolidated>

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL: http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2004
President: Kiichiro Frusawa

1.Business Results for the 1st Half of Fiscal Year 2004 (from April 1, 2004 to September 30, 2004)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '04	244,416	0.5	76,414	59.2	35,318	57.3
1st Half '03	243,222	-5.8	48,008	35.8	22,447	-45.1
'03	516,186		105,361		50,786	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
1st Half '04	42.92	19.69
1st Half '03	27.49	12.53
'03	55.55	28.34

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method 1st Half of Year Ended September 30,2004 : 440million
1st Half of Year Ended September 30,2003 : -851million
The Year Ended March 31, 2004 : 486million

2. Average Number of Common Shares Outstanding 1st Half of Year Ended September 30,2004 : 822,846,731 shares
1st Half of Year Ended September 30,2003 : 816,611,647 shares
The Year Ended March 31, 2004 : 819,258,306 shares

(2)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
1st Half '04	13,119,772	496,041	3.8	77.51	*preliminary* 10.03
1st Half '03	12,305,079	330,992	2.7	-123.01	9.33
'03	12,753,758	463,311	3.6	31.36	10.14

Note: Number of Common Shares Issued at 1st Half of Year Ended September 30 2004 : 823,036,460 shares
1st Half of Year Ended September 30 2003 : 823,144,858 shares
The Year Ended March 31,2004 : 822,108,414 shares

(3)Cash Flow Position

	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Term
	yen in millions	yen in millions	yen in millions	yen in millions
1st Half '04	-15,969	-68,369	-47,426	325,859
1st Half '03	-370,615	-10,034	-3,808	447,552
'03	-103,790	-253,975	-16,837	457,518

(4)Basis of Consolidation

Number of Consolidated Subsidiaries: 25
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 3

(5)Change in Number of Subsidiaries and Affiliates

Consolidated Subsidiaries : -
Affiliates Accounted for Equity Method : Increased by 1

2. Estimate for This Fiscal Year (from April 1, 2004 to March 31, 2005)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
Annual	520,000	165,000	85,000

Estimate of Net Income per Common Share : 96.86yen

The above estimate is based on information available at this moment and plan. Actual result may differ from the estimate, depending on future events.

Mitsui Trust Holdings, Inc.
Consolidated Balance Sheets

(Banking Account) (yen in millions)

	1st Half '04 (A)	1st Half '03 (B)	(A)-(B)	'03(C)	(A)-(C)
Assets					
Cash and Due from Banks	384,427	485,749	-101,322	521,812	-137,384
Call Loans and Bills Bought	4,041	-	4,041	17,068	-13,027
Receivables under Resale Agreements	900	129,994	-129,094	-	900
Receivables under Securities Borrowing Transactions	207,403	135,211	72,191	34,427	172,976
Monetary Claims Bought	104,664	-	104,664	54,746	49,917
Trading Assets	27,073	10,874	16,198	21,104	5,968
Money Held in Trust	12,176	70,897	-58,720	16,952	-4,775
Securities	3,869,985	3,317,069	552,915	3,585,945	284,039
Loans and Bills Discounted	7,187,400	7,153,645	33,754	7,189,953	-2,552
Foreign Exchanges	917	4,461	-3,543	6,713	-5,795
Other Assets	373,545	375,269	-1,723	512,614	-139,068
Premises and Equipment	228,327	244,815	-16,487	234,532	-6,204
Deferred Tax Assets	249,120	323,661	-74,540	280,662	-31,541
Customers' Liabilities for Acceptances and Guarantees	553,256	203,888	349,367	376,592	176,663
Reserve for Possible Loan Losses	-83,467	-150,459	66,991	-99,365	15,897
Total Assets	**13,119,772**	**12,305,079**	**814,693**	**12,753,758**	**366,014**
Liabilities					
Deposits	8,891,374	8,822,505	68,868	8,900,541	-9,166
Negotiable Certificates of Deposit	154,230	206,700	-52,470	215,530	-61,300
Call Money and Bills Sold	221,357	311,392	-90,034	318,017	-96,659
Payables under Securities Lending Transactions	794,772	141,332	653,439	418,182	376,589
Trading Liabilities	6,541	6,842	-300	4,298	2,243
Borrowed Money	276,071	370,828	-94,756	341,996	-65,925
Foreign Exchanges	7	0	6	28	-21
Bonds and Notes	138,541	138,547	-6	138,375	165
Bonds with Warrants	456	471	-15	466	-10
Payable to Trust Account	1,288,528	1,548,069	-259,540	1,343,100	-54,571
Other Liabilities	181,943	117,007	64,936	116,543	65,400
Reserve for Employees' Bonus	2,911	3,140	-228	2,993	-81
Reserve for Employee Retirement Benefits	1,348	1,638	-290	1,418	-70
Reserve for Possible Losses on Loans Sold to CCPC	-	2,125	-2,125	-	-
Reserve for Expenses Related to EXPO 2005 Japan	66	22	44	45	21
Deferred Tax Liabilities	6,177	599	5,578	3,950	2,227
Goodwill	1,227	-	1,227	-	1,227
Acceptances and Guarantees	553,256	203,888	349,367	376,592	176,663
Total Liabilities	**12,518,813**	**11,875,111**	**643,701**	**12,182,080**	**336,732**
Minority Interest in Consolidated Subsidiaries					
Minority Interest in Consolidated Subsidiaries	**104,917**	**98,974**	**5,943**	**108,367**	**-3,449**
Stockholders' Equity					
Common and Preferred Stock	261,467	261,459	7	261,462	5
Capital Surplus	126,122	125,737	384	125,802	319
Retained Earnings	102,750	45,940	56,809	74,732	28,017
Land Revaluation Reserve	-14,762	-14,283	-478	-14,736	-26
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	21,594	-86,668	108,263	17,652	3,942
Foreign Currency Translation Adjustments	-649	-953	303	-796	146
Treasury Stock	-480	-239	-240	-806	326
Total Stockholders' Equity	**496,041**	**330,992**	**165,049**	**463,311**	**32,730**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	13,119,772	12,305,079	814,693	12,753,758	366,014

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Income

(Banking Account) (yen in millions)

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03
Ordinary Income	**244,416**	**243,222**	**1,193**	**516,186**
Trust Fees	49,590	36,937	12,652	84,211
Interest Income	73,964	72,016	1,947	158,854
Interest on Loans and Bills Discounted	51,085	55,778	-4,693	115,044
Interest and Dividends on Securities	21,821	15,678	6,143	42,651
Fees and Commissions Received	47,524	33,598	13,926	73,285
Trading Revenue	4,853	2,829	2,023	11,379
Other Operating Income	21,630	32,284	-10,654	62,637
Other Income	46,854	65,556	-18,702	125,818
Ordinary Expenses	**168,002**	**195,213**	**-27,211**	**410,825**
Interest Expenses	23,646	26,232	-2,586	52,246
Interest on Deposits	10,467	13,300	-2,833	25,663
Fees and Commissions Paid	8,535	3,332	5,202	11,445
Trading Expenses	465	112	352	419
Other Operating Expenses	22,160	9,100	13,060	18,126
General and Administrative Expenses	63,734	69,948	-6,214	138,590
Other Expenses	49,461	86,486	-37,025	189,996
Ordinary Profits	**76,414**	**48,008**	**28,405**	**105,361**
Extraordinary Profits	**2,354**	**11,250**	**-8,895**	**37,773**
Extraordinary Losses	**5,292**	**8,570**	**-3,277**	**15,912**
Income before Income Taxes and Minority Interests	73,476	50,688	22,787	127,222
Provision for Income Taxes	2,749	3,639	-889	6,310
Deferred Income Taxes	31,858	21,867	9,990	65,006
Minority Interests in Net Income	3,549	2,734	815	5,118
Net Income	**35,318**	**22,447**	**12,870**	**50,786**

<Note>Amounts less than one million yen are omitted.

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03
Capital Surplus:				
Capital Surplus at Beginning of the Term	**125,802**	**227,350**	**-101,547**	**227,350**
Increase of Capital Surplus	**319**	**1,579**	**-1,260**	**1,645**
Conversion of Bonds with Warrants	5	1,367	-1,362	1,370
Gains on Disposal of Treasury Stocks	314	212	102	275
Decrease of Capital Surplus	**-**	**103,192**	**-103,192**	**103,192**
Transfer to Retained Earnings	-	103,192	-103,192	103,192
Capital Surplus at End of the Term	**126,122**	**125,737**	**384**	**125,802**
Retained Earnings:				
Retained Earnings at Beginning of the Term	**74,732**	**-85,676**	**160,409**	**-85,676**
Increase of Retained Earnings	**35,344**	**136,895**	**-101,550**	**165,687**
Net Income	35,318	22,447	12,870	50,786
Transfer from Capital Reserve	-	103,192	-103,192	103,192
Transfer from Land Revaluation Reserve	26	11,255	-11,229	11,707
Decrease of Retained Earnings	**7,326**	**5,278**	**2,048**	**5,278**
Dividend declared	7,326	5,278	2,048	5,278
Retained Earnings at End of the Term	**102,750**	**45,940**	**56,809**	**74,732**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Consolidated Statements of Cash Flows

(Banking Account) (yen in millions)

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03
I . Cash Flows from Operating Activities :				
Net Income Before Income Taxes and Minority Interests	73,476	50,688	22,787	127,222
Depreciation and Amortization	22,754	24,337	-1,583	50,059
Equity in Earnings of affiliates	-440	851	-1,291	-486
Provision for Reserve for Possible Loan Losses	-15,897	-814	-15,082	-51,909
Provision for Reserve for Possible Losses on Loans Sold to CCPC	-	-2,264	2,264	-4,389
Provision for Employees' Reserve for Bonus	-81	-266	185	-414
Provision for Employee Retirement Benefits	-70	-88	18	-309
Provision for EXPO 2005 Japan	21	22	-0	45
Accrued Interest and Dividend Income	-73,964	-72,016	-1,947	-158,854
Accrued Interest Expenses	23,646	26,232	-2,586	52,246
Securities Losses (Gains) - Net	-8,393	-39,051	30,658	-43,541
Losses (Gains) on Money Held in Trust	166	-951	1,117	-1,722
Foreign Exchange Losses (Gains) - Net	-14,854	6,819	-21,673	10,614
Losses (Gains) on Sales of Premises and Equipment	896	1,809	-913	1,971
Net Decrease (Increase) in Trading Assets	-5,968	2,291	-8,260	-7,938
Net Increase (Decrease) in Trading Liabilities	2,243	-2,091	4,335	-4,635
Net Decrease (Increase) in Loans and Bills Discounted	2,552	46,747	-44,194	9,568
Net Increase (Decrease) in Deposits	-9,166	372,211	-381,377	450,246
Net Increase (Decrease) in Negotiable Certificates of Deposits	-61,300	-15,260	-46,040	-6,430
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	-25,925	-138,515	112,590	-147,347
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	5,724	20,715	-14,991	-5,379
Net Decrease (Increase) in Call Loans and Others	-37,563	-104,994	67,431	-46,815
Net Increase (Decrease) in Deposit for Securities Borrowing Transactions	-172,976	-124,647	-48,328	-23,863
Net Increase (Decrease) in Call Money and Others	-96,659	-88,607	-8,051	-81,982
Net Increase (Decrease) in Deposit for Securities Lending Transactions	376,589	-52,912	429,502	223,937
Net Decrease (Increase) in Foreign Exchanges (Assets)	5,795	517	5,278	-1,735
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	-21	-24	2	3
Net Increase (Decrease) in Payable to Trust Account	-54,571	-316,726	262,155	-521,695
Interest and Dividends Received	77,511	80,319	-2,807	168,636
Interest Paid	-28,629	-23,954	-4,674	-49,666
Other-Net	5,705	-12,705	18,410	-26,518
Subtotal	**-9,400**	**-362,331**	**352,931**	**-91,085**
Income Taxes Paid	-6,569	-8,284	1,714	-12,705
Net Cash from Operating Activities	**-15,969**	**-370,615**	**354,646**	**-103,790**

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03
II. Cash Flows from Investing Activities :				
Purchases of Securities	-3,626,512	-6,122,250	2,495,738	-10,115,343
Sales of Securities	1,544,282	5,004,660	-3,460,377	7,381,355
Redemptions of Securities	2,019,260	1,116,463	902,797	2,442,600
Increase in Money Held in Trust	-580	-701	120	-2
Decrease in Money Held in Trust	5,356	944	4,411	54,157
Purchases of Premises and Equipment	-14,914	-15,778	864	-27,796
Proceeds from Sales of Premises and Equipment	4,738	6,628	-1,889	11,054
Net Cash from Investing Activities	-68,369	-10,034	-58,334	-253,975
III. Cash Flows from Financing Activities				
Increase in Subordinated Borrowings	20,000	-	20,000	-
Decrease in Subordinated Borrowings	-60,000	-	-60,000	-20,000
Issuance of common stock	-	-	-	10,000
Dividends Paid	-7,326	-5,278	-2,048	-5,278
Dividends Paid to Minority Interests	-2,852	-2,915	63	-4,514
Increase in Treasury Stock	-404	-2,180	1,776	-7,057
Decrease in Treasury Stock	3,156	6,566	-3,410	10,012
Net Cash from Financing Activities	-47,426	-3,808	-43,618	-16,837
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	105	-60	166	51
V. Net Increase in Cash and Cash Equivalents	-131,659	-384,519	252,859	-374,552
VI. Cash and Cash Equivalents at the Beginning of Term	457,518	832,071	-374,552	832,071
VII. Cash and Cash Equivalents at the End of Term	325,859	447,552	-121,692	457,518

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Business Results for the First Half of Fiscal Year Ended September 30, 2004 ＜Non-Consolidated＞

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges: Tokyo,Osaka,Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 25, 2004
President: Kiichiro Furusawa

1.Business Results for the 1st Half of Fiscal Year 2004 (from April 1, 2004 to September 30 , 2004)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

	Operating Income (year on year change)		Operating Profits (year on year change)		Ordinary Profits (year on year change)		Net Income (year on year change)	
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '04	45,446	267.0	39,867	448.9	39,700	455.9	39,678	466.4
1st Half '03	12,382	226.9	7,263	-	7,141	-32.5	7,005	-18.8
'03	16,092		5,920		5,497		5,342	

	Net Income per Common Share
	yen
1st Half '04	48.20
1st Half '03	8.56
'03	0.08

Note. 1.Average Number of Common Shares Outstanding 1st Half of Year Ended September 30,2004 : 823,170,379 shares
1st Half of Year Ended September 30,2003 : 818,880,866 shares
The Year Ended March 31,2004 : 821,123,866 shares

(2)Dividend Payment per Common Share

	Interim Dividend per Share	Annual Dividend per Share
	yen	yen
1st Half '04	0.00	-
1st Half '03	0.00	-
'03	-	2.50

(3)Financial Position

	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	yen in millions	%	yen
1st Half '04	860,054	555,104	64.5	149.26
1st Half '03	873,386	524,705	60.1	112.27
'03	874,318	522,915	59.8	103.72

Note. 1.Number of Common Shares Issued at 1st Half of Year Ended September 30,2004 : 823,067,754 shares
1st Half of Year Ended September 30,2003 : 823,481,457 shares
The Year Ended March 31,2004 : 823,269,568 shares

2.Number of Treasury Shares at 1st Half of Year Ended September 30,2004 : 1,072,917 shares
1st Half of Year Ended September 30,2003 : 645,579 shares
The Year Ended March 31,2004 : 862,013 shares

2. Estimate for This Fiscal Year (from April 1 , 2004 to March 31 , 2005)

	Operating Income	Ordinary Profits	Net Income	Dividend Payment per Common Share	
				Year-end	
	yen in millions	yen in millions	yen in millions	yen	yen
Annual	50,000	38,000	38,000	2.50	2.50

Estimate of Net Income per Common Share: 39.76 yen

The above estimate is based on information available at this moment and plan. Actual result may differ from the estimate , depending on future events.

The Mitsui Trust Holdings, Inc.

Non-consolidated Balance Sheets

(yen in millions)

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03 (C)	(A)-(C)
Assets					
Current Assets	26,886	912	25,973	1,112	25,773
Cash and Due from Banks	16,928	-	16,928	-	16,928
Income Taxes Refundable	8,592	-	8,592	831	7,760
Other Current Assets	1,365	912	452	280	1,084
Non-current Assets	833,032	872,181	-39,148	873,020	-39,988
Tangible Fixed Assets	0	1	-0	1	-0
Intangible Fixed Assets	1	1	-0	1	-0
Investments	833,030	872,178	-39,148	873,018	-39,988
Investments in Subsidiaries(Stocks)	631,958	621,143	10,815	631,948	10
Investments in Subsidiaries(Bonds)	100,000	100,000	-	100,000	-
Investments in Subsidiaries(Convertible Bonds)	456	471	-15	466	-10
Long-term Loans to Subsidiaries	100,000	150,000	-50,000	140,000	-40,000
Other Investments	615	563	51	603	11
Deferred Assets	135	292	-156	185	-49
Total Assets	860,054	873,386	-13,332	874,318	-14,264
Liabilities					
Current Liabilities	771	5,412	-4,640	7,248	-6,477
Borrowed Money from Subsidiaries	-	4,077	-4,077	5,977	-5,977
Reserve for Employees' Bonus	38	38	0	39	0
Other Current Liabilities	732	1,295	-562	1,231	-498
Non-Current Liabilities	304,178	343,269	-39,090	344,155	-39,976
Bonds	203,300	192,500	10,800	203,300	-
Convertible Bonds	456	471	-15	466	-10
Long-term Borrowed Money	100,000	150,000	-50,000	140,000	-40,000
Reserve for Employee Retirement Benefits	355	276	79	343	12
Reserve for Expenses Related to EXPO 2005 Japan	66	22	44	45	21
Total Liabilities	304,950	348,681	-43,731	351,403	-46,453
Stockholders' Equity					
Common and Preferred Stock	261,467	261,459	7	261,462	5
Capital Surplus	244,873	244,862	10	244,866	7
Retained Earnings	49,225	18,546	30,679	16,883	32,341
Unappropriated Earned Surplus	49,225	18,546	30,679	16,883	32,341
Treasury stocks	-461	-163	-298	-296	-165
Total Stockholders' Equity	555,104	524,705	30,399	522,915	32,189
Total Liabilities and Stockholders' Equity	860,054	873,386	-13,332	874,318	-14,264

(note) Amounts less than one million yen are omitted

The Mitsui Trust Holdings, Inc.

Non-consolidated Statements of Income

(Yen in Millions)

	1st Half '04(A)	1st Half '03(B)	(A)-(B)	'03
Operating Income	45,446	12,382	33,063	16,092
Interest and Dividends on Securities in Subsidiaries	44,398	11,261	33,137	13,972
Fees and Commissions Received from Subsidiaries	1,047	1,121	-73	2,119
Operating Expenses	5,578	5,118	460	10,172
Interest Expenses	4,713	4,301	412	8,605
General and Administrative Expenses	865	817	47	1,566
Operating Profits	39,867	7,263	32,603	5,920
Non-Operating Income	14	275	-260	279
Profits of Disposal of Securities	-	0	-0	0
Other Non-Operating Income	14	275	-260	279
Non-Operating Expenses	181	398	-216	702
Ordinary Profits	39,700	7,141	32,559	5,497
Extraordinary Losses	-	-	-	17
Losses on Transfer of the Substitutional Portion of Future Pension Obligations	-	-	-	17
Income Before Income Taxes	39,700	7,141	32,559	5,479
Provision for Income Taxes	1	2,041	-2,039	2,071
Deferred Income Taxes	20	-1,905	1,925	-1,934
Net Income	39,678	7,005	32,672	5,342
Unappropriated Profits at the Beginning of the Term	9,547	11,540	-1,993	11,540
Unappropriated Profits at the End of the Term	49,225	18,546	30,679	16,883

〈note〉Amounts less than one million yen are omitted.